September 15, 2006

Mr. H. Christopher Owings
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Registration Statement on Form SB-2
Filed July 17, 2006
File No. 333-135810 (the “Registration Statement”)

Mr. Owings:

Thank you for your detailed comments on the Registration Statement of Seawright Holdings, Inc. (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments are repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form SB-2

General

1.
Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

The transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) because the Company is registering shares of common stock on behalf of another person. In this case, the Company has entered into an equity line transaction. Accordingly, the Company may, in its sole discretion after meeting certain criteria, require Dutchess Private Equities Fund (“Dutchess”) to purchase its shares of common stock. Because Dutchess is committed to purchase the shares of common stock at the Company’s discretion, the Company can sell the shares of common stock when it believes it needs capital and market conditions are optimal. Dutchess must buy the shares of common stock when “puts” are exercised by the Company. The “puts” allow the Company to issue shares of common stock to Dutchess in an amount limited by the trading volume of its stock. As a result, it may take months or years for the Company to use the full capacity of its equity line. The Company filed this Registration Statement on Form SB-2, in part, to register the shares of common stock underlying the equity line transaction. Since the shares of common stock are being registered for persons other than Company and are to be sold on a continuous or delayed basis in the future, the nature of the transaction would comply with Rule 415(a)(1)(i).

Mr. H. Christopher Owings
September 15, 2006

Finally, we do not believe the Company and Dutchess are affiliates. To the extent that it retains common shares issued to it under the equity line, we expect that Dutchess will be a passive investor in the Company. It can only buy shares of common stock on short notice after the Company issues a put. Dutchess will not find purchasers for the shares of common stock in advance because it does not know when the Company will exercise a put, if at all. Dutchess has advised us that it intends to sell the shares of common stock it receives into the market via an unaffiliated broker-dealer. The process of selling shares of common stock pursuant to an equity line transaction has already been considered by the Staff and the ground rules are set forth in the March 2001 Supplement to the Division's Current Issues Outline. The Company’s equity line transaction complies with that same guidance. Additionally, unlike a traditional primary offering where the Company commits to sell shares of common stock, the Company is not obligated to sell any shares of common stock pursuant to the equity line. Finally, unlike a primary offering, the equity line, by its terms, must occur over a long period of time.

2.
We note that you are registering the resale of shares of common stock by Dutchess Private Equities Fund that were privately placed pursuant to an equity line agreement. Please tell us why you believe this private placement was completed prior to the filing of the registration statement so that Dutchess is irrevocably bound to purchase securities once you exercise a put. Consider the following terms in your response:

•
We note that section 2(H) of the investment agreement requires you to issue additional shares of common stock as liquidated damages after the filing of the registration statement. In addition, the dollar value of the common stock to be received as liquidated damages is unclear.

•	We note that section 12(F) permits amendment of the terms of the investment agreement.

Dutchess is irrevocably bound to purchase shares of common stock of the Company because pursuant to the investment agreement once the Company has the right to exercise a “put” then Dutchess is thereafter required to purchase the shares of common stock. Moreover, we do not believe that the investment agreement provides Dutchess with the ability to make any investment decision with regard to the purchase of the Company’s shares of common stock. Under section 2(H) of the investment agreement, the Company is required to pay cash penalties (not additional shares of common stock) for any late issuance of shares of common stock purchased pursuant to a “put” exercised by the Company. However, this arrangement has no bearing upon Dutchess’ obligation to purchase any shares of common stock under the investment agreement.

Mr. H. Christopher Owings
September 15, 2006

The amendment provision in the investment agreement under section 12(F) is not indicative of an ability by Dutchess to exercise investment control, but, rather is simply a mechanism under applicable state law to determine whether and in what circumstances a contract may be amended. The ability to amend a contract as and when permitted by state law does not mean that the Dutchess is not irrevocably bound. All section 12(F) does is further protect the parties by requiring that amendments pursuant to state law must be set forth in writing. Even a provision that prohibited amendment would not operate to do so, if the state law prerequisites to amendment were satisfied. In accordance with the foregoing, we believe that the private placement was completed prior to the filing of the Registration Statement and that Dutchess is irrevocably bound to purchase the shares of common stock upon an exercise of a “put” by the Company.

3.
In Note B to your Notes to Consolidated Financial Statements on page 64, you state that you actively and frequently trade securities with the objective of generating profits on short-term differences in price. Also, in 2004 over 44% of your assets were marketable securities. Please tell us why you believe you are not subject to regulation as an investment company under the Investment Company Act of 1940.

The Company is not subject to regulation as an investment company under the Investment Company Act of 1940. However, the Company had an anomalous proportion (over 44%) of assets that were marketable securities in 2004. In accordance with 17 C.F.R. § 270.3a-2(a), the Company has advised us that it possessed a bona fide intent to be engaged primarily, as soon as was reasonably possible (in any event by the termination of [one year]), in a business other than that of investing, reinvesting, owning, holding or trading in securities. By 2005, only 4.2% of the Company’s assets were marketable securities and today only approximately 0% of the Company’s assets are marketable securities. The Company has advised us that, throughout 2004, it possessed a bona fide intent to operate its business in Seawright Springs and to operate the land it owns for development.  Accordingly, the Company is not subject to regulation as an investment company under the Investment Company Act of 1940.

4.
Please tell us why you are registering for resale 6,000,000 shares of common stock valued at $5,100,000, which may be issued under the equity line agreement, when the maximum amount under the agreement is only $5 million.

The Company cannot determine today how many shares of common stock will be “put” to Dutchess under the investment agreement. In addition, the purchase price for the stock to be issued under the investment agreement is variable. While the aggregate amount of common stock issued under the investment agreement is limited to a value of $5,000,000, the relevant dollar amounts are determined based on the value of the Company’s common stock as of the date of exercise of each “put” and the parties cannot predict or control that market value. Therefore, the Company is registering for resale 6,000,000 shares of common stock, the maximum number of remaining authorized shares of common stock pursuant to the Company’s corporate charter. The 6,000,000 shares of common stock that the Company is registering had a market value of $5,100,000 as of July 17, 2006.

Mr. H. Christopher Owings
September 15, 2006

Use of Proceeds, page 19

5.
Please revise to include the 1% placement fee. Further, please revise your disclosure based on the current market price of your stock, with additional prices to reflect the downward pressure on your stock price that is likely to result from the purchase and sale of shares under the equity line agreement.

Because the Company cannot predict with any precision the actual change in share price, we have added textual disclosure describing the possibility of downward pressure on the Company’s stock price. Otherwise, the disclosure has been revised as requested.

Investment Agreement with Dutchess, page 20

6.	Please revise to describe the 1% placement agent fee, the right of first refusal, and the right to cover.

The disclosure has been revised as requested.

7.
Please describe Dutchess’ plans to engage in short selling during the term of the agreement. We note that section 3(C) of the investment agreement states that Dutchess agrees not to short during the term of the agreement.

The disclosure has been revised as requested.

Selling Security Holders, page 22

8.
In the first paragraph of this section, you state that the disclosures regarding your selling security holders are based upon information available to you as of May 31, 2006. Please remove this qualification or provide the information in this table as of the date of effectiveness of this registration statement.

The disclosure has been revised as requested.

9.
In the footnotes to your selling stockholder table, please identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of your selling shareholders.

The disclosure has been revised as requested.

10.	Please revise to include dilution information in connection with the Dutchess investment agreement.

The disclosure has been revised as requested.

Mr. H. Christopher Owings
September 15, 2006

11.
If any of the shares offered by Messrs. Jones or Attkisson or Ms. Byrd are held by Jones, Byrd and Attkisson, please revise your disclosure to include Jones, Byrd and Attkisson as a selling stockholder, or advise us.

All of the shares of common stock offered by Messrs. Jones or Attkisson are held by Messrs. Jones and Attkisson, individually.

12.
We note that you state that selling stockholder includes “donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder….” Please revise to clarify that this registration statement does not cover sales by donees, pledgees, transferees or other successors-in-interest of Dutchess or Jones, Byrd and Attkisson.

The warrants held by Messrs. Jones and Attkisson were initially issued to Jones, Byrd and Attkisson and were subsequently transferred to Messrs. Jones and Attikisson, individually. Otherwise, the disclosure has been revised as requested.

Plan of Distribution, page 26

13.
In the third paragraph of this section, you state that Dutchess Private Equities Fund, L.P., the placement agency of Jones, Byrd, and Attkisson, “and any other broker-dealers who act in connection with the sale of shares pursuant to the Equity Line of Credit are ‘underwriters’” of this offering. In addition to the above two entities, please disclose whether any other selling security holder is a broker-dealer. If so, please identify specifically that shareholder as an underwriter. Also, for each selling security holder that is an affiliate of a broker-dealer, please disclose if true that:

•	the seller purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

The Company has advised us that no other selling shareholders are broker dealers or affiliates of broker dealers.

14.
We note you state that you have advised the selling stockholders that Regulation M may apply. Please revise to clarify that the selling stockholders and other persons participating in the distribution of the shares offered under this prospectus will be subject to the Exchange Act, including Regulation M.

The disclosure has been revised as requested.

Mr. H. Christopher Owings
September 15, 2006

Security Ownership of Certain Beneficial Owners and Management, page 47

15.
We note your disclosure in this subsection. Additionally, of the number of shares owned by each individual in the table, please state in a footnote to that table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements.

Disclosure related to the amount of shares of common stock that the listed beneficial owner has the right to acquire within 60 days from options, warrants, etc. was provided in the initial filing.

16.	Please disclose whether the issuance of shares of common stock under the equity line agreement may result in a change of control.

The disclosure has been revised as requested.

Item 26. Recent Sales of Unregistered Securities, page 93

17.	Please revise to discuss the May 2006 issuance of options to acquire 75,000 shares of common stock.

The disclosure has been revised as requested.

Item 27. Exhibits

18.	Please revise to file the exhibits to the investment agreement. For example, it appears that the put notice and put settlement sheet have not been filed.

The disclosure has been revised as requested.

Exhibit 5.1 Legal Opinion

19.
Please have counsel confirm that it concurs with our understanding that the reference and limitation to Delaware “General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.

We confirm that we concur with the Staff’s understanding that the reference and limitation to Delaware “General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Mr. H. Christopher Owings
September 15, 2006

20.	Please revise the last paragraph of the opinion because it implies that investors may not rely on the opinion.

The legal opinion has been revised as requested.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact either me or my colleague, Mark Fiekers, at any time if we may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-8677 and you can reach Mark at 202-248-5595.

Sincerely,

/s/ Charles A. Sweet Charles A. Sweet

cc:           Peggy Kim
John Fieldsend
Joel Sens
Mark Fiekers